SO
3/6/03

03011681

[redacted]ED STATES
XCHANGE COMMISSION
gton, DC 20549

VF 3-4-03**

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RECEIVED
FEB 28 2003
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -52992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRADETREK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 SUMMER STREET, 5TH FLOOR
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BIN LI (203) 961-0918
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bin Li, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADETREK SECURITIES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

BURT M. HOFFMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FEB 28 2003

TRADETREK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Tradetrek Securities, Inc.:

We have audited the accompanying statement of financial condition of Tradetrek Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradetrek Securities, Inc., as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 27, 2003

TRADETREK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 129,316
Clearing Deposit	50,446
Receivable from broker	40,438
Other receivable	20,491
Prepaid expenses	9,170
Organization costs (net of accumulated amortization of $24,809)	43,836
Fixed assets (net of accumulated depreciation of $1,889)	1,349
TOTAL ASSETS	$ 295,046

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 29,984
TOTAL LIABILITIES	29,984
SHAREHOLDER'S EQUITY:	
Common Stock, no par value	-
Additional paid in capital	450,000
Accumulated Deficit	(184,938)
TOTAL SHAREHOLDER'S EQUITY	265,062
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 295,046

The accompanying notes are an integral part of this financial statement.

TRADETREK SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENT
FOR THE PERIOD SEPTEMBER1, 2001, (INCEPTION)
THROUGH DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Tradetrek Securities, Inc. (the "Company") was incorporated in the State of Delaware. The Company was registered on September 1, 2001 with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. The Company clears all trades through a clearing broker-dealer. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with customers' securities transactions.

The Company records its transactions in securities on a trade-date basis. Securities listed on a national securities exchange are valued at their last sales price. Securities that are traded on the over-the-counter market are valued at their last closing "bid" price if held long by the Company and their last closing "asked" price if sold short by the Company. The resulting unrealized gains and losses are reflected in income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule also requires minimum net capital in an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $190,142 and excess net capital of $185,142.

NOTE 3 - INCOME TAXES

The Company is subject to corporate taxes for federal and state purposes. No provision for these taxes has been made since there is a loss reflected on the statement of operations.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2002, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.